Mail Stop 4561

July 29, 2008

Alfredo Villa
President & Chief Executive Officer
Moggle, Inc.
111 Presidential Boulevard
Suite 212
Bala Cynwyd, PA 19004

> **Re: Moggle, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2008**
> **File No. 333-152050**

Dear Mr. Villa:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Your disclosure throughout the prospectus assumes that you will receive the full $12 million offering amount. Please revise your disclosure throughout the filing to reflect the range of scenarios that could result under your best efforts offering. At a minimum, revise your disclosure to show the impact of 10%, 50% and 100% of the shares being sold. Please revise the table on the prospectus cover page, the Use of

Proceeds, Capitalization, Dilution and MD&A sections and other relevant sections accordingly.

Our Business, page 35

2.   Please expand your disclosure to describe your planned operations for the remainder of your fiscal year and for the first six months of your next fiscal year, pursuant to Item 101(a)(2)(iii)(B) of Regulation S-K. You should disclose the period of time that the proceeds from the offering will satisfy your cash requirements and whether in the next six months it will be necessary for you to raise additional funds to meet the expenditures required for operating your business. Provide this information for the range of scenarios that may result under the best efforts offering. Provide similar disclosure in your liquidity discussion under MD&A.

Plan of Distribution, page 63

3.   In your response letter, please provide us with an analysis of how the employees who will be selling your shares meet the requirements of Rule 3a4-1 of the Exchange Act.

Part II

Item 17. Undertakings, page 70

4.   It appears that the language in paragraph 1(iii) varies materially from the language in Item 512(a)(1)(iii) of Regulation S-K. Please revise your disclosure so that it corresponds with the language provided in the Item. In particular, please make it clear that the company will file a post-effective amendment to include any material information with respect to the plan of distribution that was not previously disclosed in the registration statement.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Alfredo Villa
Moggle, Inc.
July 29, 2008
Page 4

You may contact Matthew Crispino at (202) 551-3456 or Maryse Mills-Apenteng at (202) 551-3457 if you have questions. If you require further assistance, please contact the undersigned at (202) 551-3462 or Barbara Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (212) 425-3175
        Anthony M. Collura
        McManus, Collura & Richter, P.C.
        Telephone: (212) 425-3100